IVY DISTRIBUTORS, INC.

Computation of Net Capital

December 31, 2020

(In thousands)

Total stockholder's equity per balance sheet	$	29,099
Additions to capital – deferred tax adjustment		1,089
Total stockholder's equity for computation of net capital		30,188
Nonallowable assets:		
Fund receivables		331
Income tax receivable from parent		1,841
Due from affiliates		742
Other receivables		226
Prepaid expenses and other current assets		3,662
Property and equipment, net		1,623
Other assets		163
Deferred sales commissions, net		505
Deferred income taxes		2,987
Total nonallowable assets		12,080
Haircuts on securities		1,295
Net capital		16,813

Computation of basic net capital requirement Rule 15c3-1

Net capital requirement (the greater of $6^{2/3}$% of aggregate indebtedness or $25)		2,026
Excess of net capital over minimum net capital requirement	$	14,787
Aggregate indebtedness	$	30,383
Ratio aggregate indebtedness to net capital		1.81

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2020 FOCUS Part IIA filed on January 26, 2021.

See accompanying report of independent registered public accounting firm.